[AIG Letterhead]
November 12, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed November 2, 2010
File No. 333-169849

Amendment No. 1 to
Schedule TO
Filed November 2, 2010
File No. 005-36894
Dear Mr. Riedler:
     We are in receipt of your letter dated November 4, 2010 (the “Comment Letter”) and thank you for your comments concerning the above-captioned filings of American International Group, Inc. (“AIG”). We are pleased to respond to the Staff’s comments. In response to your comments, we will file shortly an Amendment No. 2 to the above-referenced registration statement on Form S-4 (“Amendment No. 2”) and an Amendment No. 3 to the above-referenced Schedule TO. (Amendment No. 2 to the above-referenced Schedule TO was filed on November 10, 2010.)
     AIG acknowledges that the adequacy and accuracy of the disclosure in the above-referenced filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to these filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     To facilitate your review, we have repeated your questions below in bold face type, followed by the responses of AIG in regular type. The numbers correspond to the numbers in the Comment Letter.

General
1.	Please refer to prior comment one. Due to the significance of the proposed recapitalization, such as the increase in outstanding common shares, it appears that your financial statements alone would not provide investors with adequate financial information with which to make an investment decision. Please include pro forma financial information to show the effects of the AIG recapitalization in your next amendment.
AIG Response:
Although AIG has not concluded that the proposed recapitalization has met the “probable” threshold of Article 11 of Regulation S-X, AIG does agree that providing pro forma financial information to investors will assist them in evaluating the potential effects of the proposed transactions. Therefore, AIG intends to file pro forma financial information through the fiscal quarter ended September 30, 2010 with respect to the proposed recapitalization, along with updated pro forma financial information regarding the recently completed transactions involving AIA Group Limited and American Life Insurance Company, in a Current Report on Form 8-K, which will be incorporated by reference into the prospectus.
Certain aspects of the U. S. federal income tax consequences of exchanging..., page 14
2.	We note that in response to our prior comment nine you added a cross reference to the section entitled “Taxation of the Exchange Offer.” In addition to directing investors to that section, please expand your disclosure under this risk factor to clearly describe the ways investors could be adversely affected if the IRS were to challenge your characterization of the exchange offer. In this regard, it appears that the disclosure will need to address two separate components of the immediate tax effects: (1) the repurchase of the interest in the debentures, and (2) the cancellation of the common stock purchase contracts.
AIG Response:
AIG will expand the disclosure in the risk factor on the U.S. federal income tax consequences of exchanging the Corporate Units to read in its entirety as follows:

Certain aspects of the U.S. federal income tax consequences of exchanging the Corporate Units are unclear.

Consistent with the form of the relevant documents, we intend to treat the exchange offer as (1) a repurchase of your interests in the Debentures in exchange for common stock and an amount of cash, which, when added to the fair market value of the common stock received, will equal the principal amount of your 1/40 interests in the Debentures plus any accrued but unpaid interest to but excluding the settlement date of the exchange offer, and (2) a cancellation of the stock purchase contract forming part of your Corporate Units in exchange for a cash payment to the Company. Under this characterization, you generally would be required to recognize (i) gain or loss in an amount equal to the difference between the fair market value of the common stock and cash you receive in exchange for your interest in the Debentures (not including the portion attributable to accrued but unpaid interest) and your adjusted tax basis in your interest in Debentures and (ii) if you purchased your Corporate Units in the original offer at their original offering price, capital loss equal to the amount you are deemed to have paid the Company to cancel the stock purchase contract.

Because there is no clear authority governing the U.S. federal income tax treatment of the exchange offer, however, the Internal Revenue Service (“IRS”) could conceivably challenge the treatment described above. If the IRS were to successfully challenge our characterization of the exchange offer, the IRS’s recharacterization could adversely affect you. For example, instead of the characterization described above, you could be treated as having received only cash for your Debentures and as having used that cash to purchase common stock pursuant to a physical settlement of the stock purchase contract. Under this characterization, you would not recognize any loss in respect of a cancellation of the stock purchase contract; rather, the face amount of the Debentures would carry over into the basis of the common stock you received. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences of participating in the exchange offer. See “Material U.S. Federal Income Tax Consequences — Taxation of the Exchange Offer”.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

Kathleen E. Shannon
Senior Vice President and Deputy General Counsel

Cc:	Frank Wyman
Joel Parker

Sebastian Gomez Abero
(United States Securities and Exchange Commission

Robert W. Reeder III. Esq.
Ann Bailen Fisher, Esq.
Glen T. Schleyer, Esq.
(Sullivan & Cromwell LLP)